As filed with the Securities and Exchange Commission on October 12, 2022

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

ISSUER TENDER OFFER STATEMENT

UNDER SECTION 14(d)(1) OR SECTION 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

NUVEEN INTERMEDIATE DURATION MUNICIPAL TERM FUND

(Name of Subject Company (Issuer))

NUVEEN INTERMEDIATE DURATION MUNICIPAL TERM FUND

(Name of Filing Person (Issuer))

COMMON SHARES OF BENEFICIAL INTEREST, PAR VALUE $0.01 PER SHARE

(Title of Class of Securities)

670671106

(CUSIP Number of Class of Securities)

Mark L. Winget

Vice President and Secretary

Nuveen, LLC

333 West Wacker Drive

Chicago, Illinois 60606

(800) 257-8787

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Person(s))

CALCULATION OF FILING FEE

TRANSACTION VALUATION*	AMOUNT OF FILING FEE
N/A	None

*	In accordance with General Instruction D to Schedule TO, no filing fee is required because this filing relates solely to preliminary communications made before the commencement of a tender offer.

☐

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Filing Party:
Form or Registration No.:	Date Filed:

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) to designate the appropriate provision(s) being relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third Party Tender Offer)

Nuveen Municipal Closed-End Funds Announce Results of Special Shareholder Meeting

NEW YORK, October 12, 2022 – Shareholders of Nuveen Intermediate Duration Municipal Term Fund (NYSE: NID) and Nuveen Intermediate Duration Quality Municipal Term Fund (NYSE: NIQ) have approved a proposal to restructure their respective funds. The restructuring will allow shareholders of each fund the opportunity to maintain their investment in a leveraged, intermediate duration fund that invests in a portfolio of municipal securities in lieu of the scheduled termination of the fund.

As a condition to the effectiveness of the restructuring, each fund must conduct a tender offer allowing shareholders to offer up to 100% of their common shares for repurchase at net asset value. If a fund’s aggregate assets attributable to common shares, taking into account common shares properly tendered in the tender offer, would be $70 million or greater, the tender offer will be completed and the fund’s term structure will be eliminated. If a fund’s aggregate assets attributable to common shares after the tender offer would be less than $70 million, the tender offer will not be completed and no common shares will be repurchased, the restructuring proposal will not be implemented and instead, the fund will proceed to terminate as scheduled pursuant to its original term, on March 31, 2023 for NID and on June 30, 2023 for NIQ, unless the fund’s Board of Trustees extends the term for up to twelve months in accordance with the fund’s charter documents. In the interim period, each fund may not be fully invested in accordance with its investment policies and may reduce its leverage in order to raise liquid assets in anticipation of payments to either tendering shareholders or to all shareholders in liquidation of the fund in connection with its scheduled termination.

If the tender offer is successfully completed, the restructuring of each fund will include:

•	An amendment to the fund’s declaration of trust to eliminate the term structure.

•	A new contractual fee waiver under which Nuveen Fund Advisors, LLC will waive 50% of its net management fees over the first year following elimination of the term structure.

•

A change in the fund’s name to reflect the term elimination. NID’s name will change to “Nuveen Intermediate Duration Municipal Fund” and NIQ’s name will change to “Nuveen Intermediate Duration Quality Municipal Fund” (each fund’s common shares will continue to trade on the New York Stock Exchange under the current ticker symbol).

There can be no assurance that either fund’s tender offer or restructuring will be completed successfully.

This announcement is not a recommendation, an offer to purchase or a solicitation of an offer to sell shares of the funds. The funds have not yet commenced the tender offers described in this release. Any tender offer will be made only by an offer to purchase, a related letter of transmittal and other documents that will be filed with the Securities and Exchange Commission (SEC) as exhibits to a tender offer statement on Schedule TO and will be available free of charge at the SEC’s website at www.sec.gov. Common shareholders should read their fund’s offer to purchase and tender offer statement on Schedule TO and related exhibits when those documents are filed and become available as they will contain important information about the fund’s tender offer. The funds will also make available, without charge, their offers to purchase and letters of transmittal.

Nuveen is a leading sponsor of closed-end funds (CEFs) with $57 billion of assets under management across 56 CEFs as of 30 Jun 2022. The funds offer exposure to a broad range of asset classes and are designed for income-focused investors seeking regular distributions. Nuveen has more than 35 years of experience managing CEFs.

For more information, please visit Nuveen’s CEF homepage www.nuveen.com/closed-end-funds or contact:

Financial Professionals:

800-752-8700

Investors:

800-257-8787

Media:

media-inquiries@nuveen.com

About Nuveen

Nuveen, the investment manager of TIAA, offers a comprehensive range of outcome-focused investment solutions designed to secure the long-term financial goals of institutional and individual investors. Nuveen has $1.1 trillion in assets under management as of 3o Jun 2022 and operations in 27 countries. Its investment specialists offer deep expertise across a comprehensive range of traditional and alternative investments through a wide array of vehicles and customized strategies. For more information, please visit www.nuveen.com.

Nuveen Securities, LLC, member FINRA and SIPC.

The information contained on the Nuveen website is not a part of this press release.

FORWARD-LOOKING STATEMENTS

Certain statements made in this release are forward-looking statements. Actual future results or occurrences may differ significantly from those anticipated in any forward-looking statements due to numerous factors. These include, but are not limited to:

•	market developments;

•	legal and regulatory developments;

•	the satisfaction of conditions for completing a fund’s tender offer; and

•	other additional risks and uncertainties.

You should not place undue reliance on forward-looking statements, which speak only as of the date they are made. Nuveen and the closed-end funds managed by Nuveen and its affiliates undertake no responsibility to update publicly or revise any forward-looking statements.

The annual and semi-annual reports and other regulatory filings of Nuveen closed-end funds with the Securities and Exchange Commission (“SEC”) are accessible on the SEC’s web site at www.sec.gov and on Nuveen’s web site at www.nuveen.com/cef and may discuss the above-mentioned or other factors that affect Nuveen closed-end funds. The information contained on the Nuveen website is not a part of this press release.

EPS-2467559PR-E1022W

###